

19003148

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 27 2019

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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<tr><td colspan="2">OMB APPROVAL</td></tr>
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<table>
<tr><td>SEC FILE NUMBER</td></tr>
<tr><td>8-69793</td></tr>
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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2018___ AND ENDING ___December 31, 2018___
                                                         Date   Date

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ___Elevate Capital LLC___

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1200 Brickell Ave
(No. and Street)

Miami   Florida   33131
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman   561-771-0036
                                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat Schertzer De La Torre Taraboulos & Co.
(Name - *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd.   Miami   Florida   33156
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
                                  information contained in this form are not required to respond
                                  unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jennifer Vazquez_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of _____Elevate Capital LLC_____

as of _____December 31, 2018_____ , are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

_____

_____

Notary Public State of Florida
Johana Oliva
My Commission GG 172467
Expires 01/03/2022

2/26/2019

Notary Public

_____
Signature

CEO
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☑ (e) Statement of Cash Flows

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☑ (j) Statement of Exemption from Rule 15c3-3.

☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☑ (l) An Oath or Affirmation.

☐ (m) SIPC Supplemental Report and Independent Accountant's Report

☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance

☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Elevate Capital, LLC

Financial Statements
December 31, 2018

Elevate Capital, LLC
Table of Contents
December 31, 2018

KABAT SCHERTZER
DE LA TORRE TARABOULOS
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Elevate Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elevate Capital, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Elevate Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elevate Capital, LLC's management. Our responsibility is to express an opinion on Elevate Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Elevate Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Elevate Capital, LLC's financial statements. The supplemental information is the responsibility of Elevate Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as Elevate Capital, LLC's auditor since 2017.

Miami, Florida

February 22, 2019

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Elevate Capital, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

ASSETS		
Cash and cash equivalents	$	58,527
Prepaid expense		2,245
Other assets		1,045
TOTAL ASSETS	$	61,817

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	9,858
TOTAL LIABILITIES		9,858
MEMBER'S EQUITY:		
Member's Equity		51,959
TOTAL MEMBER'S EQUITY		51,959
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	61,817

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Statement of Operations
For the Year Ended December 31, 2018

	2018
REVENUES:	
Private Placement Fees	$ 255,000
TOTAL REVENUES	255,000
EXPENSES:	
Compensation and related expenses	127,000
Occupancy	12,904
Professional fees	216,398
Communications	13,046
Regulatory fees	3,660
Dues and subscriptions	384
Other operating expenses	1,862
TOTAL EXPENSES	375,254
NET LOSS	$ (120,254)

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

	Member's Equity	
Balance January 1, 2018	$	152,213
Net loss		(120,254)
Contributions		20,000
Balance December 31, 2018	$	51,959

The accompanying notes are an integral part of these financial statements.

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Elevate Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (120,254)
Changes in operating assets and liabilities:	
Decrease in accounts receivable	45,000
Decrease in prepaid expenses	3,113
Increase in other assets	(15)
Decrease in accounts payable and accrued expenses	(35,528)
TOTAL ADJUSTMENTS	12,570
NET CASH USED IN OPERATING ACTIVITIES	(107,684)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from Member	20,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(87,684)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	146,211
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 58,527

The accompanying notes are an integral part of these financial statements.

Elevate Capital, LLC
Notes to Financial Statements
For the Year Ended December 31, 2018

1.   NATURE OF BUSINESS

Elevate Capital, LLC (the "Company") is a Florida limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") approved on August 29, 2017. The Company is indirectly owned by Gonzalo Lopez Jordan, as grantor of the Lopez Jordan Irrevocable Family Trust. The Company's operations consist of Private Placement of securities, including securities issued as part of the U.S. Citizenship and Immigrations Services Immigrant Investor Program ("EB-5 Program").

The Company does not hold customer funds or securities and does not owe money or securities to customers.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Statement of Cash Flows and Concentrations

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2018 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Revenue Recognition

Revenues include placement agent fees for EB-5 related business as Private Placement Fees. The Company recognizes placement agent fee revenue at the point in time that the performance under the arrangement is complete (when the capital is raised).

Revenue from Contracts with Customers

In May 2014, the FASB issued an ASU on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from GAAP. The core principle of the revenue recognition standard is to require an entity to recognize revenue as the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU standard is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company adopted the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance, if any, would have been recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018.

The Company has completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. The Company adopted the new standard effective January 1, 2018, using the modified retrospective approach, and will expand our financial statement disclosures in order to comply with the ASU, as needed.

Receivable from Customers

Receivables are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2018, there were no receivables from customers; therefore, management determined that no allowance for doubtful accounts was needed.

Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Members. Tax years that remain subject to a U.S. Federal Income Tax examination are 2017 and 2018. There is no interest or penalties recognized in the statement of operations.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 22, 2019 which is the date the financial statements were available to be issued.

3.   COMMITMENTS AND CONTINGENCIES

Office Space Service Agreement

The Company entered into a 12 month service agreement for office space beginning September 1, 2017. The agreement was subsequently renewed on September 1, 2018 per the renewal terms of the agreement at a monthly rate of $856. For the year ended December 31, 2019, the total expense amounted to $12,904, inclusive of sales tax and additional services. The remaining commitment under the renewed agreement is approximately $7,000.

Elevate Capital, LLC
Notes to Financial Statements
For the Year Ended December 31, 2018

3.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. There are no matters as of December 31, 2018.

Risks and Uncertainties

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain private placement of securities. Such agreements, oftentimes, require a fee, as applicable to be paid to the Company and these fees are billed as and when services are performed or a fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

4.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $48,669 which was $43,669 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1 as of December 31, 2018.

5.   RELATED PARTY TRANSACTIONS

On August 30, 2017, the Company entered into an engagement letter to provide private placement services to Orlando Soccer Investors LLC ("OSI"), an entity under common ownership with the Company. OSI is indirectly owned by Mr. Gonzalo Lopez Jordan. Mr. Lopez Jordan indirectly owns the Company. Pursuant to the engagement letter, Elevate Capital, LLC will use its commercially reasonable efforts to obtain commitments from investors and will also assist OSI on issues such as structure, price and other terms or conditions of the private placement. In consideration for these services, OSI agreed to pay the Company a placement fee of 9% of the principal amount of the interests placed with investors. The placement fee is payable to the Company at the end of each month during which investors have invested in OSI. For the year ended December 31, 2018, Elevate Capital, LLC has placed three (3) investors into OSI for which it earned fees of $135,000.

On August 30, 2017, the Company entered into an engagement letter to provide private placement services to Miami Midtown Investors LLC ("MMI"), an entity under common ownership with the Company. MMI is indirectly owned by Mr. Gonzalo Lopez Jordan. Mr. Lopez Jordan indirectly owns the Company. Pursuant to the engagement letter, Elevate Capital, LLC will use its commercially reasonable efforts to obtain commitments from investors and will also assist MMI on issues such as structure, price and other terms or conditions of the private placement. In consideration for these services, MMI agreed to pay the Company a placement fee of 8% of the principal amount of the interests placed with investors. The placement fee is payable to the Company at the end of each month during which investors have invested in MMI. For the year ended December 31, 2018, Elevate Capital, LLC has placed one (1) investor into MMI for which it earned fees of $40,000.

On May 8, 2018, the Company entered into an engagement letter to provide private placement services to Smart Car Holdings LLC ("SCH"), an entity under common ownership with the Company. SCH is indirectly owned by Mr. Gonzalo Lopez Jordan. Mr. Lopez Jordan indirectly owns the Company. Pursuant to the engagement letter, Elevate Capital, LLC will use its commercially reasonable efforts to obtain commitments from investors and will also assist SCH on issues such as

Elevate Capital, LLC
Notes to Financial Statements
For the Year Ended December 31, 2018

5. RELATED PARTY TRANSACTIONS (CONTINUED)

structure, price and other terms or conditions of the private placement. In consideration for these services, SCH agreed to pay the Company a placement fee of 8% of the principal amount of the interests placed with investors. The placement fee is payable to the Company at the end of each month during which investors have invested in SCH. For the year ended December 31, 2018, Elevate Capital, LLC has placed two (2) investor into MMI for which it earned fees of $80,000.

On October 31, 2017, the Company entered into a Service provider Agreement with American Regional Center Group LLC ("ARCG), an entity under common ownership with the Company. This Agreement was further amended on August 1, 2018. Pursuant to the Agreement, ARCG shall provide certain due diligence data collection services for the Company. In consideration for these services, the Company agreed to pay ARCG a monthly flat fee of $500 and an On-going Due Diligence Fee to be determined and agreed upon by the parties, based on the data and information collected and confirmed for that calendar month, provided that such fee shall not exceed $30,000 for each subscription. ARCG and the Company have agreed that the On-going Due Diligence Fee shall equal $20,000 for 2018. For the year ended December 31, 2018, ARCG earned $186,000 of which the Company paid $180,500 as of December 31, 2018.

Supplemental Schedule

Elevate Capital, LLC
Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

CREDITS:		
Member's equity	$	51,959
DEBITS:		
Prepaid expenses		2,245
Other assets		1,045
TOTAL DEBITS		3,290
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		48,669
NET CAPITAL		48,669
MINIMUM NET CAPITAL REQUIREMENT 6.67% OF AGGREGATE INDEBTEDNESS OF $657 OR $5,000, WHICHEVER IS GREATER		5,000
EXCESS NET CAPITAL	$	43,669
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		9,858
TOTAL AGGREGATE INDEBTEDNESS	$	9,858
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.20 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2018.

See Independent Registered Accounting Firm's report regarding supplementary information.

Elevate Capital, LLC
Schedule II- Statement on Exemption from the Computation
for Determination of Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2018

The Company claims exemption from the requirements of Rule 15c-3-3 under Section (k)2(i) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2018.

Elevate Capital, LLC
Schedule III- Statement on Exemption Relating to Possession or Control
Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company claims exemption from the requirements of Rule 15c-3-3 under Section (k)2(i) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2018.

KABAT SCHERTZER
DE LA TORRE TARABOULOS

COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Elevate Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report in which Elevate Capital, LLC identified the following provisions of 17 § C.F.R. § 15c3-3(k) under which Elevate Capital, LLC claimed an exemption from 17 § C.F.R. § 240. 15c3-3 (2) (i) and Elevate Capital, LLC stated that Elevate Capital, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. Elevate Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elevate Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 22, 2019

14

Elevate Capital, LLC

Exemption Report

We as members of management of Elevate Capital, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(i)*) and (2) we met the identified exemption provisions from January 1, 2018 to December 31, 2018 without exception.

Elevate Capital, LLC

I, Jennifer Vazquez, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Date: _7-22-19_

15